

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
Mr. David Lissy
Chief Executive Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472

Re: Bright Horizons Family Solutions Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 9, 2012
Response dated December 4, 2012
File No. 333-184579

Dear Mr. Lissy:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 33

1. We read your response to comment 2 in our letter dated November 20, 2012. Show us how you have revised the disclosures as stated in your response and provide us your calculations of net tangible book value deficiency before offering and after offering. We may have further comments after reviewing your response.

Common Stock Valuation and Stock-Based Compensation, page 44
Valuations and Methodology, page 46.

2. We note your response to comment 3 in our letter dated November 20, 2012. However, we note the following issues:

    -   We note your response that projected time for liquidity event is 1-3 years. Considering your discussions with underwriters started in April 2012 and the proximity to the valuation date, tell us (i) how your assumption of a projected liquidity event of 1-3 years in your valuations as of March 31, 2012, April 4, 2012 and May 2, 2012 are appropriate and (ii) how the effective marketability discount used in such valuations and fair value determinations are appropriate.

    -   We note under PWERM methodology, the per share value of common stock is estimated based on the probability weighted present value of expected future values of stock under various possible future liquidity event scenarios.   Please tell us (i) the future liquidity event scenarios used and (ii) probabilities for such scenarios.

Equity Awards, page 47

3. We note your response to comment 5 in our letter dated November 20, 2012. However you have not provided the basis for the determination of option exchange completed on May 2, 2012 and note the following issues:

    -   Considering you determined the fair value of Class L common stock of $511.51 and Class A common stock of $6.09 as of April 4, 2012 and May 2, 2012, please explain to us how you determined the exchange ratio for the exchange options completed on May 2, 2012 and how it is consistent with such fair value determinations.

    -   Your disclosure on page 48 indicates option exchange resulted in equity holders holding equity in the same ratio of nine shares of Class A common stock for every one share of Class L common stock. However your disclosure on page F-33 indicates exchange ratio of options to purchase approximately 7.9 shares of Class common stock for a new option to purchase 4.6 shares of Class A common stock and one share of Class L common stock.   Please revise to clarify the exchange ratio and present consistent disclosures as appropriate.

4. We note your response to comment 6 in our letter dated November 20, 2012. However you have not bridged the fair value of the common stock and the basis for conversion of each outstanding Class L common stock into 35.1955 shares of Class A common stock.   Based on the conversion amount of $631.32 per Class L Common stock as of November 23, 2012 as noted in your response and the current proposed offering price of $24, please bridge the fair value of the common stock and the basis for conversion of each outstanding Class L common stock into 35.1955 shares of Class A common stock.

5. We read your response to comment 7 in our letter dated November 20, 2012 and note that your determination of the fair value of the Class A common stock reflects the absence of a liquid market and, as a result, reflects an effective marketability discount. Please disclose the lack of marketability discount used for each valuation date and the basis for your determination.

6. We note your response to comment 8 in our letter dated November 20, 2012. However, it appears to us that you have not adequately addressed the issues. Thus, the comment is partially reissued. Considering the decline in fair value from $21.45 as of October 1, 2011 to $12.00 as of May 2, 2012, please bridge your fair value determinations to the current estimated IPO price. Noting the preliminary estimated IPO price (without refinancing) of $19 represents an approximate 58% increase in value and the preliminary estimated IPO price (with refinancing) of $24 represents an approximate 100% increase, please reconcile and explain the differences between your estimated offering price range and the fair values determined in your previous valuations. Tell us how each of the factors included in your analysis contributed to the increase.

7. We note your analysis indicates that after giving effect to the reclassification the value per share as of May 2, 2012 would have been $12.00 per share of common stock in respect of shares derived from Class A common stock and $14.54 per share of common stock in respect of shares derived from Class L common stock. Please explain to us how the values of common stock derived from Class A and Class L are different and how you computed such values.

8. We note you use projected 2012 and 2013 adjusted net income and adjusted EBITDA in your analysis. Provide us with (a) the projected 2012 and 2013 adjusted net income and adjusted EBITDA (b) an explanation of the adjustments to net income and EBITDA.

9. We note acquisition of Huntyard as one of the factors in your analysis. Show us the actual 2012, projected 2012 and 2013 net income, and adjusted EBITDA related to Huntyard, how it increased your adjusted EBITDA, the impact of the acquisition of Huntyard on your operations and how it contributed to the increase in fair value of your common stock.

10. Please provide us the details of refinancing and demonstrate to us how your contemplated refinancing of outstanding indebtedness will reduce your annual cash interest obligations and how such saving in future resulted in change in preliminary offering price from $19 without refinancing to $24 with refinancing.

11. We note your response that significant component of the increase in equity value is attributable to the impact of rolling forward the valuation date to a more current date. Tell us (a) when the roll forward valuation was performed, (b) the time frame the changes represent, (c) the fair value of your common stock determined as of that date, (d) the

changes in your valuation assumptions and (e) reconcile changes in fair value from previous valuation date to the roll forward valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig E. Marcus, Esq.
        Ropes & Gray LLP